[Letterhead of The9 Limited]
October 25, 2010
VIA EDGAR AND FACSIMILE
Ms. Kathleen Collins, Accounting Branch Chief
Ms. Melissa Kindelan, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The9 Limited (the “Company”) Form 20-F for the fiscal year ended December 31, 2009 filed on April 16, 2010 (File No. 001-34238) (the “2009 Form 20-F”)
Dear Ms. Collins and Ms. Kindelan,
This letter sets forth the Company’s response to the comments contained in the letter dated September 29, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2009 Form 20-F. Each comment is repeated below and followed by the response thereto.
Risk Factors
1.
Your disclosures on page 27 indicate that the shareholders of Shanghai IT, Jun Zhu and Yong Wang have pledged all of their equity interests in Shangai IT in favor of the company under an equity pledge agreement. Please tell us whether these agreements have been registered with the relevant governmental authorities and with the local branch of the Administration for Industry and Commerce in China. To the extent that these agreements have not been registered and/or approved, then tell us how you considered including risk factor disclosures explaining that until such agreements are registered the company may have limited recourse against the shareholders of Shanghai IT should they default on their obligations.

The Company respectfully advises the Staff that the pledge of the equity interests held by Jun Zhu and Yong Wang in Shanghai IT has not been registered with relevant local Administration for Industry and Commerce. According to the Security Law of the People’s Republic of China (the “PRC”), effective from October 1, 1995, a pledge agreement is effective when the pledge of an equity interest in a limited liability company, such as Shanghai IT, is registered in the company’s register of shareholders. However, the PRC Property Rights Law, which became effective on October 1, 2007, provides that a pledge of an equity interest in a limited liability company is only perfected after it is registered with the relevant governmental authorities. Our equity pledge agreement was originally signed in 2004 (before the PRC Property Rights Law became effective) and Shanghai IT did register the equity pledge in its register of shareholders in accordance with the PRC Security Law. It is not clear whether the registration requirements under the PRC Property Rights Law apply to equity pledges made prior to the effectiveness of the PRC Property Rights Law. If the PRC Property Rights Law does apply to our equity pledge agreement with Jun Zhu and Yong Wang, the equity pledge may not be perfected until it is registered with the relevant local administration for industry and commerce. Shanghai IT is currently in the process of registering the equity pledges with Pudong New Area Branch of the Shanghai Administration for Industry and Commerce.

In response to the Staff’s comment, the Company will disclose the status of the registration in the 2010 annual report on Form 20-F for the fiscal year ended December 31, 2010 and will expand its risk factor disclosure regarding the perfection of the equity pledge in its future filings in substantially the following form until Shanghai IT is able to register the equity pledge:
“The new PRC Property Rights Law may affect the perfection of the pledge in our equity pledge agreement with our consolidated affiliated entity and its individual shareholders.
Under the equity pledge agreement among Shanghai IT, our consolidated affiliated entity, the individual shareholders of Shanghai IT and us, the individual shareholders of Shanghai IT have pledged all of their equity interests in Shanghai IT to us by recording the pledge in Shanghai IT’s register of shareholders. However, according to the PRC Property Rights Law, which became effective on October 1, 2007, an equity pledge is not perfected until it is registered with the relevant local administration for industry and commerce. Our equity pledge agreement was originally signed in 2004, before the PRC Property Rights Law became effective. Shanghai IT registered the equity pledge in Shanghai IT’s register of shareholders in 2004 according to the applicable law at the time. It is unclear whether the registration requirements under the PRC Property Rights Law apply to pledges made prior to its effectiveness. If the PRC Property Rights Law does apply to the pledge under our pledge agreement with Shanghai IT, the pledge under the pledge agreement may not be perfected until it is registered with the local administration for industry and commerce. Shanghai IT is in the process of registering the pledge of its equity interests with Pudong New Area Branch of the Shanghai Administration for Industry and Commerce. Even though Pudong New Area Branch of the Shanghai Administration for Industry and Commerce has adopted registration procedures with respect to the registration of pledges of equity interests according to the PRC Property Rights Law, we cannot assure you that Shanghai IT will be able to register the pledge in a timely fashion. Until Shanghai IT is able to register the pledge, the pledge may not be considered perfected under the PRC Property Rights Law. If a shareholder of Shanghai IT breaches his or her obligations under the equity pledge agreement with the Company, there is a risk that the Company may not be able to successfully enforce the equity pledge and would need to resort to legal proceedings to enforce its contractual rights.”

“Some of our subsidiaries and affiliated entity in China engage in certain business activities beyond the authorized scope of their respective licenses ... ,” page 17
2.
We note that Shanghai IT’s ICP license expired on June 15, 2010. Tell us whether you have renewed this license with the appropriate authorities or tell us the current status of any pending renewal process. Also, tell us whether you have submitted any applications, or obtained approval for bulletin board service (“BBS”) platform licenses. To the extent that these licenses have not been obtained or renewed, tell us what impact the lack of such licenses may have on your financial condition or results of operations and how you considered including a discussion of such impact in your filing. In addition, your disclosures indicate that your lack of BBS platform licenses does not affect the operations of Shanghai IT. While this may not impact Shanghai IT’s ability to offer on-line games, tell us how your game play activity may be impacted if the company were unable to provide these bulletin board services to your gaming community. In other words, tell us how significant these message boards are to a consumer’s decision to play your game and how your results of operations may be impacted should you be unable to provide such services. Also, tell us how you considered enhancing your disclosures regarding the BBS platform licenses and their impact, if any, on your operations.

The Company respectfully advises the Staff that Shanghai IT has already obtained the renewed ICP license on May 4, 2010. The new ICP license will expire on May 4, 2015. With respect to the bulletin board service (“BBS”), Shanghai IT previously submitted an application to the Ministry of Industry and Information Technology of the People’s Republic of China (“MIIT”), but has not yet obtained the approval for the BBS. According to a Decision as to Cancelation and Authorization to Lower Authority Level of the Fifth Batch of Administrative Approval Items issued by the State Council on July 4, 2010, the BBS approval and filing requirements have been cancelled. Although MIIT has not yet abolished the Administrative Rules of Internet Bulletin Board Service promulgated on November 6, 2000, MIIT and its local counterpart have suspended the BBS approval/filing application procedures for now, and will not process any further applications at this time. The Company has been closely following the development of this issue and will make its best efforts to comply with the new legal requirements, if any.
Furthermore, as we discussed on Page 17 of the 20-F, the BBS “are mainly used for communications among players. Most of our BBS platforms are devoted to particular subjects, such as an individual MMORPG, and players can discuss game subjects and strategy.” The BBS is only a value-added service. Besides the BBS, each individual game has a dialogue platform within the game that allows the players to communicate among themselves and discuss various game topics and strategies. The BBS provides only an additional channel for the players to communicate with each other. Therefore, we do not believe that the BBS is significant to a consumer’s decision to play our games or continue to play our games. We believe that any suspension of our BBS activities would not have any material impact on the results of our operations.

“The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fair to obtain or maintain ... ,” page 19
3.
We note your discussion on page 20 of the new rule issued in June 2009, which requires you to obtain additional approval from the Ministry of Culture for the issuance of virtual currencies to users for online game services within three months. Please clarify when and if you obtained such approval. To the extent that you have not yet obtained such approval, tell us how you considered expanding your disclosures to indicate as such and to include a discussion of the impact your lack of approval may have on your financial condition or results of operations.

The Company respectfully advises the Staff that Shanghai IT has obtained the approval of the Ministry of Culture for the issuance of virtual currencies to users for online game services on November 20, 2009. In response to the Staff’s comments, the Company will further clarify the status of the related governmental approval for a particular year in its future annul reports on Form 20-F.
Consolidated Financial Statements
4.
We note your discussion on pages 12 and 38 of the GAPP circular issued in September 2009, which in addition to prohibiting foreign investors from making investments and engaging in online game operations services by setting up foreign-invested enterprises in China, now also prohibits foreign investors from participating in such businesses indirectly or in a disguised manner by establishing joint venture companies or entering into agreements with or providing technical support to such PRC online game operation businesses, or by inputting the users’ registration, account management, game cards consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. Please tell us how you factored this recent GAPP Circular into your determination that the company’s VIEs should continue to be consolidated pursuant to the guidance in ASC 810-10-25-38A through 38G. In this regard, specifically address how you considered whether these newly imposed restrictions are so severe that they cast significant doubt on The9 Limited’s ability to direct the activities of its VIEs that most significantly impact the entity’s economic performance.

The Company respectfully advises the Staff that, as disclosed in Note 5 to our consolidated financial statements for the year ended December 31, 2009, our consolidated VIEs include (i) Shanghai IT, which was designed to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online games in China, and (ii) GES, Nanjing Youqu, Fire Rain, Xingli Fangzhen, and Fatiaocheng, which are start-up research and development companies developing games funded by the Company (collectively, “R&D VIEs”). The R&D VIEs are not engaged in online game operation services and are not within the scope of the GAPP Circular. Therefore, the primary beneficiary determination of our R&D VIEs is not affected by the GAPP Circular.

Due to the restrictions on foreign ownership of the provision of online games in China, the Company, through loans to its executive officers and shareholders, funded the establishment of Shanghai IT, which holds an Internet Content Provider (“ICP”) license and other licenses for online game provision and to operate online games services in China. The9 Computer, a wholly-owned PRC subsidiary of the Company, entered into an exclusive technical service agreement to provide technical service to Shanghai IT. In addition, The9 Computer entered into a series of agreements with the equity owners of Shanghai IT including shareholder voting proxy agreement, equity pledge agreement and call option agreement which effectively assigned virtually all of Shanghai IT equity owners’ rights and obligations to the Company, including the right to exercise a shareholder’s decision power and an option to acquire all of the equity shares of Shanghai IT. As a result, the Company effectively assumed all of the economic risks and rewards of ownership associated with Shanghai IT and has exclusive rights to benefit from Shanghai IT’s licenses and has general control over Shanghai IT. Accordingly, the Company is the primary beneficiary of Shanghai IT and has included Shanghai IT in its consolidated financial statements since its establishment.
Upon adoption of ASU 2009-17 as of January 1, 2010, the Company determined that Shanghai IT was a VIE under ASU 2009-17 as of its establishment date, as no reconsideration events occurred after that date. Pursuant to the guidance in ASC 810-10-25-38A through 38G, the Company further analyzed whether it continues to be the primary beneficiary of Shanghai IT when Shanghai IT was established in September 2000. The Company had the power to direct all the operating activities of Shanghai IT since the equity holders assigned all their shareholder rights and obligations to The9 Computer including voting rights. The equity owners lacked the ability to make decisions that have a significant effect on the operations of Shanghai IT.
In addition, The9 Computer had the obligation to absorb losses and the right to receive benefits from Shanghai IT by receiving service fees from the majority of monthly profits of Shanghai IT.
Based on the above, the Company concluded that The9 Computer holds a controlling financial interest in and continues to be the primary beneficiary of Shanghai IT upon adoption of ASU 2009-17 as of January 1, 2010.

The GAPP Circular promulgated in September 2009 repeats the long-standing prohibition on foreign investment in online game operation services. It is not yet clear how this GAPP Circular will be interpreted and implemented. Until now, the contracting parties of the contractual arrangements are performing under these agreements, and as discussed above, the Company exercises power and control over Shanghai IT according to the terms of the VIE agreements.
Based on our understanding, most, if not all, of the online game companies in China listed in the United States are using similar VIE structures to operate online games in China. Since the promulgation of the GAPP Circular, we have not received any inquiry from GAPP regarding this VIE structure. Nor has any information come to our attention that GAPP is challenging the VIE structure of other online game companies. Therefore, we believe that our ability to direct the activities of Shanghai IT that most significantly impact its economic performance is not affected by the GAPP Circular. We will monitor the implementation of the GAPP Circular and factor into our determination of the preliminary beneficiary of Shanghai IT.
Notes to the Consolidated Financial Statements
Note 2. Principal Accounting Policies
Revenue Recognition, page F -16
5.
We note that for your in-game premium features, revenue is recognized over the estimated life of the premium feature or as the premium features are consumed. Please explain further how you determine which premium features are recognized upon consumption and which you recognize over the estimated life of the feature. For those that are recognized over the estimated life, tell us the estimated useful life or range of useful lives used for revenue recognition purposes and explain how you determined such lives. Also, tell us how you considered disclosing this information in your financial statement footnote disclosures.

The Company respectfully advises the Staff that our in-game premium features include the following three categories:
•	Consumable one-off items which are consumed immediately. Revenue is recognized upon consumption for such items.
•
Consumable items with a stated expiration time. Players know how long such items can be used when they buy the items. Revenue is recognized ratably over the calendar period using a minute as the unit, starting from when the feature is first used to the expiration time, ranging from 1,440 minutes (one day) to 129,600 minutes (90 days).

•
Permanent items without predetermined expiration time. Revenue is recognized ratably over the estimated average lives of the permanent features using a minute as the unit, which range from 216,000 minutes (150 days) to 518,400 minutes (360 days).

To determine the estimated average lives of the in-game permanent features, we have considered the average period that players typically play our games and other player behaviour patterns to arrive at our best estimates for the average lives of these in-game items. All paying users’ data since the launch of the games are used to perform the relevant assessments on the historical behaviour patterns of those paying users during the period between their first log-on date and last log-on date. We have also considered the various factors that may affect the estimated lives of in-game items, including the acceptance and popularity of expansion packs, promotional events launched, and market conditions. The estimated average lives vary from game to game and are typically less than one year.
The Company will expand the revenue recognition disclosure in future filings for in-game premium features as follows: “For in-game premium features that are immediately consumed, revenue is recognized upon consumption. For premium features with a stated expiration time ranging from one to 90 days, revenue is recognized ratably over the period starting from when the feature is first used to the expiration time. For permanent features with no predetermined expiration, revenue is recognized ratably over the estimated average lives of the permanent features, which are typically less than one year. When estimating the average lives of the in-game permanent features, the Company considers the average period that players typically play the game, other player behaviour patterns, and factors including the acceptance and popularity of expansion packs, promotional events launched, and market conditions.”
Note 4. Impairment and charges related to expiration of WoW license, page F-23
6.
We note the company took impairment charges during the years ending December 31, 2008 and 2009 related to the expiration of the WoW license on June 9, 2009. It is unclear from your disclosure when the company became aware that the license would not be renewed and when that information was taken into consideration when performing your various impairment analyses. In this regard, you state that the company had believed an agreement by which you would continue to operate WoW beyond the expiration of the existing license was imminent. Yet it seems the charges taken as of December 31, 2008 were assessed based on the loss of the WoW license. In an effort to better understand the nature and timing of certain of the impairment charges taken during both fiscal 2008 and 2009, please tell us the following as it relates to your prepaid royalties, customer advances, the refund plan, intangible assets and goodwill impairment charges:

•	Tell us the facts and circumstances known at the time each charge was taken and exactly when such information became known;

•	Provide a time line of the various negotiations between the company and Blizzard Entertainment from April 2008 to March 2009 and tell us the status of your negotiations at each date;
•	Explain further the consideration made to the subsequent expiration of the WoW license for the impairments recorded as of December 31, 2008, citing the accounting guidance followed;
•	For charges taken on the same assets or similar types of assets in both years, please tell us the changes in estimates and assumptions used in your assessments and analyses from 2008 to 2009;
•	Specific to the refund plan, please explain to us why the face value of the cards would differ from the amount recorded for the sale and result in additional cost of services; and
•
Specific to goodwill, please clarify how you factored the loss of the WoW license into your December 31, 2008 impairment analysis. In this regard, the disclosures in your 2008 Form 20-F indicate that goodwill was deemed recoverable at December 31, 2008 based on an impairment test that included the operating cash flow generated from WoW during the period from January 1,2009 to June 6, 2009. Explain further how you were reasonably able to conclude goodwill was not impaired at such time given the short period of time for which you were able to project cash flows.

The background of the asset impairment and related charges taken in fiscal 2008 and 2009 is outlined below in response to each of the bullet points in the above comment:
Facts and Circumstances Known when the Charges were Taken
The Company had ongoing negotiations with Blizzard Entertainment from April 2008 to March 2009. The Company had believed an agreement by which it would continue to operate WoW beyond the expiration of the existing license was imminent. However, another China-based online game public company announced on April 16, 2009 that it obtained the WoW license. Therefore, the Company learned that the WoW license was granted to another China-based online game company on April 16, 2009 and the license would not be renewed upon expiration on June 7, 2009.
During the process of preparing the consolidated financial statements for the year ended December 31, 2008 which was filed on July 15, 2009, the Company learned that the license would not be renewed. The Company treated the loss of the WoW license as a recognized subsequent event and assessed the recoverability of WoW related assets as of December 31, 2008 based on the fact that the license would not be renewed. The impairment and certain other charges were recorded in the consolidated financial statements for the year ended December 31, 2008 as detailed on page F-23.

With the non-renewal of the WoW license on June 7, 2009, the Company recorded impairment and other charges during the first two quarters of 2009. In the first quarter of 2009, the Company continued ordering prepaid game cards from and making prepayments of running royalties. Impairment was provided for these amounts as of March 31, 2009. Since there were no longer operating cash flows from WoW after June 7, 2009, the goodwill balance was fully impaired for the quarter ended June 30, 2009.
Timeline and Status of Negotiations with Blizzard Entertainment
Prior to our knowledge that the WoW license was granted to another company on April 16, 2009, the Company and Blizzard Entertainment had been actively discussing the renewal of the WoW license and working on the release of the WoW expansion packs.
In September 2007, the first expansion pack of WoW — Burning Crusade was successfully released. The launch of this expansion pack greatly stimulated growth in the number of WoW users.
In March 2008, the Company and Blizzard Entertainment signed the second expansion pack, Wrath of Lich King (“WLK”).
In December 2008, the Company commenced its application for government approval of WLK. We continued this process all the way through April 2009, before we learned that the WoW license had been granted to another company. During the application process, GAPP made numerous comments and we had to modify the game to meet their requirements. Up to April 2009, when we learned that the license had been granted to another company, we had not obtained the government approval for WLK.
Under the terms of the original license agreement, if Blizzard Entertainment and the Company did not want to renew the license agreement upon expiry, both parties were required to discuss a transition plan and Blizzard Entertainment also had an option to acquire various WoW related assets held by us (including certain fixed assets, game cards, an Internet Data Center, marketing material and a website from the Company) no later than 12 months prior to the license expiration. Blizzard Entertainment did not notify us of its intention not to renew the WoW license or initiate any discussion of a transition plan before April 2009. On the contrary, from April 2008 Blizzard Entertainment continued to express its desire and intention to discuss the renewal of the WoW license with the Company.
From April 2008 to December 2008, both parties focused on the establishment of a joint venture to operate WoW after the expiration of the original licence agreement on June 7, 2009. The Company engaged outside counsel for the negotiations. In the meantime, the Company had been preparing a FIN46(R) accounting analysis for the proposed joint venture, and involved its independent auditors to review its accounting analysis. In connection with the negotiations, numerous versions of a draft framework agreement, joint venture agreement and license distribution agreement were prepared and discussed between Blizzard Entertainment and the Company.

In December 2008, both the Company and Blizzard Entertainment understood from the PRC government that it would be very difficult to obtain the approvals from the PRC government necessary to establish a joint venture to operate a foreign game. The Company and Blizzard Entertainment understood that it would take a long time before such a joint venture structure could be approved. Therefore, in December 2008, Blizzard Entertainment proposed a one-year extension to the original WoW license agreement in order to give both parties more time to apply for approval of the new joint venture structure. Even if the joint venture structure were not approved, the parties could then negotiate another extension after the initial one-year extension. We timely provided our feedback on Blizzard Entertainment’s proposed term sheets regarding this extension in December 2008 and believed that Blizzard Entertainment was also considering our proposed terms in good faith.
As of December 31, 2008, the Company had prepaid more than RMB40 million to a supplier for the purchase of WoW servers since the Company believed that its WoW business would continue for at least more than one year and that WLK would be launched in early 2009. WLK was not launched in 2009 before the expiration of the license.
In late 2008 and early 2009, Blizzard raised various issues with the Company, which the Company believed were designed to extract more favorable terms from the Company.
During the first quarter of 2009, the Company prepaid more than RMB100 million in royalties to Blizzard Entertainment because the Company believed that its WoW business would continue for at least more than one year.
On April 13, 2009, the Company received a transition term sheet from Blizzard which indicated that Blizzard Entertainment did not intend to renew its license with the Company. However, the Company believed this might simply be part of Blizzard Entertainment’s negotiation strategy, in order to obtain better commercial terms. The Company still believed at that time that Blizzard Entertainment would not give the WoW license to a new licensee because it would be time-consuming and expensive to transition the license from the Company to a third-party.
On April 16, 2009, we learned that Blizzard Entertainment had granted the WoW license to another company following an announcement by that China-based online public game company.
In summary, from April 2008 to April 2009, the Company was engaged in active negotiations with Blizzard Entertainment and believed Blizzard Entertainment would renew the WoW license with the Company. It was our understanding that if Blizzard Entertainment gave the license to another company without our full cooperation on transition, millions of regular players risked losing their WoW accounts with the Company. These users had invested years of time in developing their characters and status in the game, and many could migrate to a different game. Based on the foregoing, and its successful operation of WoW, the Company believed that it was unlikely that another operator would be able to take over the Company’s player base, and the Company believed it was in Blizzard’s interest to renew the WoW license. This view was corroborated by a number of analyst reports at the time, stating that both parties would renew the license if the game was to continuously operate strongly in China.

Consideration for Subsequent Expiration of WoW License for Impairments Recorded in 2008
The Company considered the impact of the loss of the WoW license subsequent to year end and evaluated the asset impairment as of December 31, 2008 based on the following guidance extracted from PCAOB AU Section 560, “Subsequent Events”:
.03 The first type consists of those events that provide additional evidence with respect to conditions that existed at the date of the balance sheet and affect the estimates inherent in the process of preparing financial statements. All information that becomes available prior to the issuance of the financial statements should be used by management in its evaluation of the conditions on which the estimates were based. The financial statements should be adjusted for any changes in estimates resulting from the use of such evidence.
.07 Subsequent events affecting the realization of assets such as receivables and inventories or the settlement of estimated liabilities ordinarily will require adjustment of the financial statements (see paragraph .03) because such events typically represent the culmination of conditions that existed over a relatively long period of time. Subsequent events such as changes in the quoted market prices of securities ordinarily should not result in adjustment of the financial statements (see paragraph .05) because such changes typically reflect a concurrent evaluation of new conditions.
The loss of the WoW license in June 2009 was a subsequent event that represented the culmination of the ongoing negotiations that extended for over a year. The realization of the Company’s assets would be materially affected by the loss of the WoW license. Since the condition of WoW renewal negotiation existed on December 31, 2008 and the subsequent additional evidence showing that the agreement would not be renewed was obtained on April 16, 2009, which was before the 2008 financial statements issuance date on July 15, 2009, this was considered as a Type I recognized subsequent event. Accordingly, adjustments had been recorded for the impairments in our 2008 financial statements.
Change in Estimates and Assumptions for Charges Taken on Similar Assets in Both Years
Charges were recorded in both 2008 and 2009 on impairment of prepaid royalties and additional depreciation expenses related to computer equipment once it was learned that WoW license would not be renewed after June 6, 2009. There were no changes in estimates and assumptions for these charges from fiscal 2008 to 2009.

For prepaid royalties, deferred cost and related withholding taxes, the balance before the impairment assessment was approximately RMB200 million as of December 31, 2008. Based on the estimated future consumption from January 1, 2009 to June 6, 2009, the majority of that balance would be consumed and charged to the income statement before June 6, 2009. Only prepaid royalties amounted to RMB3.9 million would be outstanding. Therefore, RMB3.9 million was written off as of December 31, 2008.
In the first quarter of 2009, the Company continued to prepay royalties and related prepaid withholding taxes of more than RMB100 million because the Company believed at the time that the license would be renewed. Therefore, the prepaid royalties balance further increased in 2009 which led to the write-off of the unutilized prepaid royalties, deferred cost and related prepaid withholding taxes, amounting to RMB103.2 million for the year ended December 31, 2009.
For additional depreciation expenses relating to computer equipment, there was no change in estimates or assumptions in the 2009 financial statements from 2008. When the WoW license was lost, the Company adjusted the expected useful life and the residual values of the computer equipment at the end of the WoW license in the 2008 financial statements. Additional depreciation expense was recorded in the Company’s 2008 and 2009 financial statements as a result of the change in accounting estimates from the WoW renewal assumption in the Company’s financial statements prior to 2008 to the non-renewal reflected in the 2008 and 2009 financial statements. In both 2008 and 2009 financial statements, the estimated useful life of computer equipment was through the end of the WoW license on June 6, 2009.
Why Face Value of the Cards Differs from the Recorded Sale Amount for the Refund Plan
The Company sold WoW prepaid cards via distributors, who subsequently sold the cards to end customers, at a discount to the face value of the cards. Hence, advance from customers, deferred revenue and revenue balances are recorded at an amount net of discount to distributors. The Company has included the difference between the face value of the cards and the net proceeds received after discounts as additional cost of services because the Company is legally obligated to refund the face value of the cards to end customers.
Factoring the Loss of the WoW License into the Goodwill Impairment Analysis
The Company’s long-lived asset groups consist of the operating assets for the respective games and entity-wide assets such as the Company’s office building and land-use rights. WoW was considered a reporting unit and an asset group, since the associated long-lived assets in the asset group represent the lowest level of identifiable cash flows that are largely independent.

The Company performed a two-step goodwill impairment test for the WoW reporting unit as of December 31, 2008 in accordance with ASC 350-20-35-4 through 35-19. The fair value of the WoW reporting unit was determined based on a discounted cash flow analysis. The estimated discounted operating net cash inflows from the WoW reporting unit from January 1, 2009 to June 6, 2009 was over RMB300 million, which was higher than the sum of the carrying values of equipment and software, intangible assets and goodwill related to WoW, which amounted to around RMB200 million. Since the fair value of the WoW reporting unit exceeded its carrying amount, goodwill of this reporting unit was not impaired as of December 31, 2008. The second step of the goodwill impairment test was not necessary. Therefore, no goodwill impairment was made as of December 31, 2008.
**************
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the undersigned at +86-21-5172-9990 or the Company’s U.S. counsel, David T. Zhang of Latham & Watkins at +852-2912-2503. Thank you.
Very truly yours,
/s/ George Lai
George Lai
Chief Financial Officer

cc:	Jun Zhu, Chairman and Chief Executive Officer, The9 Limited David T. Zhang, Latham & Watkins Tom Colwell and Charlotte Lu, Deloitte Touche Tohmatsu CPA Ltd.